UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on March 31, 2021, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2021, presented on comparative basis

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 43 started on January 1, 2021

Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires

Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2021

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2021	12/31/2020
Cash and due from banks	1.9 and 3	33,111,947	41,425,339
Cash		9,879,358	14,449,528
Financial institutions and correspondents		22,494,318	26,803,753
Argentine Central Bank		19,786,294	22,165,526
Other local and financial institutions		2,708,024	4,638,227
Others		738,271	172,058
Debt Securities at fair value through profit or loss	1.9, 3, 5.1 and A	12,089,146	11,150,604
Derivatives	5.2 and 3	644,045	162,589
Reverse Repo transactions	5.3 and 3	35,061,342	25,250,328
Other financial assets	1.9, 5.4 and 3	5,911,463	4,839,288
Loans and other financing	3,5.5 and B	113,117,998	119,701,850
To the non-financial public sector		121,899	26,578
To the financial sector		5,603	13,624
To the Non-Financial Private Sector and Foreign residents		112,990,496	119,661,648
Other debt securities	3, 5.6 and A	59,238,993	46,609,065
Financial assets pledged as collateral	3 and 5.7	6,935,828	5,540,268
Investments in equity instruments	3 and A	138,573	131,396
Property, plant and equipment	F	7,847,730	8,023,767
Investment property	F	6,773,521	6,774,855
Intangible assets	G	7,500,830	7,661,075
Deferred income tax assets		3,201,870	3,412,063
Other non-financial assets	5.7	1,599,101	1,528,118
Inventories	5.8	95,574	80,156
TOTAL ASSETS		293,267,961	282,290,761

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2021	12/31/2020
LIABILITIES
Deposits	3, 5.10 and H	214,684,291	201,780,913
Non-financial public sector		13,792,354	8,935,994
Financial sector		23,788	64,853
Non-financial private sector and foreign residents		200,868,149	192,780,066
Liabilities at fair value through profit or loss	3 and 5.11	1,163,702	2,261,323
Derivatives	5.15	-	2,253
Other financial liabilities	3 and 5.12	11,407,826	8,505,000
Financing received from the Argentine Central Bank and other financial institutions	3 and 5.13	6,252,082	6,609,341
Unsubordinated debt securities	3 and 9.4	3,605,078	4,774,236
Current income tax liabilities		837,042	1,455,135
Subordinated debt securities	3 and 9.4	1,268,094	1,288,193
Provisions	5.14	569,714	769,313
Deferred income tax liabilities		36,154	47,446
Other non-financial liabilities	5.16	12,680,004	13,719,371
TOTAL LIABILITIES		252,503,987	241,212,524

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		32,596,148	32,596,148
Capital Adjustments		3,412,264	3,412,264
Retained earnings		3,598,859	-
Other comprehensive income		478,239	739,296
Net income for the period		189,283	3,841,008
Shareholders' Equity attributable to owners of the parent company		40,731,515	41,045,438
Shareholders' Equity attributable to non-controlling interests		32,459	32,799
TOTAL SHAREHOLDERS' EQUITY		40,763,974	41,078,237
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		293,267,961	282,290,761

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes	03/31/2021	03/31/2020
Interest income	5.17	18,439,651	18,632,064
Interest expenses	5.18	(10,329,351)	(8,603,737)
Net interest income		8,110,300	10,028,327
Service fee income	5.20	3,051,932	3,433,531
Service fee expenses	5.21	(934,751)	(954,926)
Income from insurance activities	7	435,128	461,259
Net Service Fee Income		2,552,309	2,939,864
Subtotal		10,662,609	12,968,191
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.19	1,612,574	434,851
Result from derecognition of assets measured at amortized cost		85,846	16,596
Exchange rate difference on gold and foreign currency		154,653	133,906
Subtotal	5.22	1,853,073	585,353
Other operating income		1,239,058	1,168,462
Results from exposure to changes in the purchasing power of the currency		(1,787,227)	(1,240,112)
Loan loss provisions		(1,372,803)	(2,254,681)
Net operating income	5.23	10,594,710	11,227,213
Personnel expenses	5.24	5,165,699	5,081,061
Administration expenses	5.25	2,535,768	2,594,135
Depreciations and impairment of non-financial assets	5.26	775,147	644,643
Other operating expenses		1,958,775	1,770,470
Operating income / (loss)		159,321	1,136,904
Income / (loss) before taxes		159,321	1,136,904
Income tax		(30,080)	489,622
Net income / (loss) for the period		189,401	647,282
Net income / (loss) for the period attributable to owners of the parent company		189,283	646,736
Net income / (loss) for the period attributable to non-controlling interests		118	546

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
NUMERATOR
Net income / (loss) for the year attributable to owners of the parent company	189,283	646,736
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income / (loss) attributable to owners of the parent company adjusted by dilution	189,283	646,736

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	0.41	1.42
Diluted Income per share	0.41	1.42

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
Net income for the period	189,401	647,282
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income for the period from equity instrument at fair value through other comprehensive income	(1,228)	(977)
Income tax	368	294
Net income from equity instrument at fair value through changes in other comprehensive income	(860)	(683)
Total Other Comprehensive Income not to be reclassified to profit or loss	(860)	(683)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the periord from financial instrument at fair value through other comprehensive income	(718,657)	(92,449)
Income tax	215,853	24,320
Net income from financial instrument at fair value through changes in other comprehensive income	(502,804)	(68,129)
Total Other Comprehensive Loss to be reclassified to profit or loss	(502,804)	(68,129)
Total Other Comprehensive Income	(503,664)	(68,812)
Other comprehensive income attributable to owners of the parent company	(503,206)	(68,742)
Other comprehensive income attributable to non-controlling interests	(458)	(70)
Total Comprehensive Income	(314,263)	578,470
Total comprehensive income attributable to owners of the parent company	(313,923)	577,994
Total comprehensive income attributable to non-controlling interests	(340)	476

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2020	456,722	3,412,264	32,596,148	-	-	3,854,079	668,226	57,999	41,045,438	32,799	41,078,237
Adjustment to Prior Year Income	-	-	-	-	-	(255,220)	-	255,220	-	-	-
Balance at December 31, 2020	456,722	3,412,264	32,596,148	-	-	3,598,859	668,226	313,219	41,045,438	32,799	41,078,237
Net Income for the period	-	-	-	-	-	189,283	-	-	189,283	118	189,401
Other comprehensive income for the period	-	-	-	-	-	-	-	(503,206)	(503,206)	(458)	(503,664)
Balance at March 31, 2021	456,722	3,412,264	32,596,148	-	-	3,788,142	668,226	(189,987)	40,731,515	32,459	40,763,974

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´e quity
Balance at December 31, 2019	456,722	3,412,265	37,585,834	216,082	15,870,057	(20,477,104)	125,120	7,763	37,196,739	29,622	37,226,361
Net Income for the period	-	-	-	-	-	646,736	-	-	646,736	546	647,282
Other comprehensive income for the period	-	-	-	-	-	-	-	(68,742)	(68,742)	(70)	(68,812)
Balance at March 31, 2020	456,722	3,412,265	37,585,834	216,082	15,870,057	(19,830,368)	125,120	(60,979)	37,774,733	30,098	37,804,831

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income / (loss) for the period before Income Tax	159,321	1,136,904

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	775,147	644,643
Loan loss provisions	1,372,803	2,254,681
Other adjustments
- Exchange rate difference on gold and foreign currency	(154,653)	(133,906)
- Interests from loans and other financing	(18,439,651)	(18,632,064)
- Interests from deposits and financing received	10,329,351	8,603,737
- Net income from financial instruments at fair value through profit or loss	(1,612,574)	(434,851)
- Result from derecognition of financial assets measured at amortized cost	(85,846)	(16,596)
- Result from exposure to changes in the purchasing power of the currency	1,787,227	1,240,112
- Interest on liabilities for financial leases	57,938	53,632
- Allowances reversed	(500,859)	(480,757)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	5,816,471	135,039
Derivatives	(481,456)	191,509
Reverse Repo transactions	(9,811,014)	(112,897)
Loans and other financing
To the non-financial public sector	(95,321)	(42,892)
To the other financial entities	8,021	21,323
To the non-financial sector and foreign residents	24,238,859	26,098,503
Other debt securities	(12,629,928)	(50,145,482)
Financial assets pledged as collateral	(1,395,560)	(103,805)
Investments in equity instruments	(2,928)	9,888
Other assets	(1,985,056)	(3,873,811)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	4,856,360	(468,787)
Financial sector	(41,065)	(19,229)
Private non-financial sector and foreign residents	(2,241,268)	47,885,448
Liabilities at fair value through profit or loss	(1,097,621)	230,232
Derivatives	(2,253)	-
Repo transactions	-	(106,774)
Other liabilities	2,845,732	(42,015)
Income Tax paid	(173,260)	(257,882)

Net cash provided by / (used in) operating activities (A)	1,496,917	13,633,903

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(268,502)	(182,486)
Purchase of liabilities and equity instruments issued by other entities	(4,248)	-

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month period ended on March, 31 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	14,931	57,528

Net cash used in investing activities (B)	(257,819)	(124,958)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,366,164)	(507,673)
Financing received from Argentine Financial Institutions	(1,069,617)	(12,518,235)
Unsubordinated debt securities	(1,452,908)	(3,941,948)
Subordinated debt securities	(20,099)	(533,182)

Collections:
Financing received from Argentine Financial Institutions	712,358	10,647,710
UnSubordinated debt securities	283,750	448,486

Net cash used in financing activities (C)	(2,912,680)	(6,404,842)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	4,723,591	4,573,200

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	3,050,009	11,677,303
Cash and cash equivalents at the beginning of the year (NOTE 1.8)	44,578,598	43,045,759
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(5,608,532)	(3,090,231)
Cash and cash equivalents at the end of the year (NOTE 1.8)	42,020,075	51,632,831

(*) In the items “Purchase of PPE,intangible asstes and other assets” and “Other liabilities” 126,355 and 1,334 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A. and Easy Cambio S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 27, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,
(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These consolidated condensed interim financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.2.4.

The Gruop´s Board has concluded that these consolidated condensed interim financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated condensed interim financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2	Measuring unit – IAS 29 (Financial reporting in hyperinflationary economies)

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of March 31, 2021.

1.2.3	Comparative information

The information included in these consolidated condensed interim financial statements and in the aforementioned notes as of December 31, 2020 and March 31, 2020, which had been prepared in accordance with standards applicable in fiscal year 2020, is presented, exclusively for comparative purposes pursuant to standards in force as of March 31, 2021.

It s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2020 and December 31, 2020 in order to record them in homogeneous currency.
(ii)	Recognition of an adjustment to prior year income of 255,220 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021. For comparative purposes, balances were adjusted as of March 31, 2020.

1.2.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2021:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2022,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 552,2 million and 960,4 million would have been recorded in the shareholders ´equity as of March 31, 2021 and December 31, 2020 respectively.

	03/31/2021	12/31/2020
Provisions recorded in financial statements	8,164,372	8,844,053
Provisions pursuant to section 5.5 of IFRS 9	8,953,179	10,216,090
Difference (*)	788,807	1,372,037

(*) These balances do not include the effect of income tax

(b)            Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period. Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that such changes have no significant effect in its financial statements.

(d)	Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of March 31, 2021:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

1.3	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)	a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)	the temporal value of money; and
(c)	the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•       If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•       If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•       If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•       For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•       A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•       Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
ECL over the next 12 months	Lifetime ECL

The following describes the Group´s judgements and assumptions for ECL measurement:

There have been no significant changes in the judgments and key assumptions adopted by the Bank for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2020.

1.3.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	March 31, 2021			Total
	Stage 1	Stage 2	Stage 3
Overdrafts	14,648,986	256,182	291,610	15,196,778
Documents	18,620,011	387,182	150,421	19,157,614
Mortgage loans	9,733,040	1,368,769	1,312,121	12,413,930
Pledge loans	1,585,488	234,243	381,693	2,201,424
Personal loans	21,238,904	1,959,365	629,352	23,827,621
Individuals and Business	16,640,799	1,883,270	582,674	19,106,743
Consumer finance	4,598,105	76,095	46,678	4,720,878
Credit cards	44,577,117	3,732,109	893,689	49,202,915
Individuals and Business	38,838,025	3,252,781	427,642	42,518,448
Consumer finance	5,739,092	479,328	466,047	6,684,467
Financial Lease	3,788,682	105,477	115,366	4,009,525
Others	27,703,274	4,040,977	4,210,482	35,954,733
Total	141,895,502	12,084,304	7,984,734	161,964,540

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

•	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

•	Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

•	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

•	Impact on the measurement of ECL as a result of changes in models and assumptions;

•	Impact resulting from time elapsing as a consequence of the current value updating;

•	Conversion to local currency for foreign-currency-denominated assets and other movements; and

•	Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance			Total
	Stage 1	Stage 2	Stage 3
Allowances for loan losses as of 12/31/2020	1,410,766	1,876,437	5,547,097	8,834,300
Transfers:
From Stage 1 to Etapa 2	(117,140)	507,910	-	390,770
From Stage 1 to Etapa 3	(6,709)	-	72,442	65,733
From Stage 2 to Etapa 3	-	(279,971)	524,499	244,528
From Stage 2 to Etapa 1	48,003	(254,544)	-	(206,541)
From Stage 3 to Etapa 2	-	3,816	(15,606)	(11,790)
From Stage 3 to Etapa 1	693	-	(35,485)	(34,792)
Net changes	82,750	(183,683)	(358,108)	(459,041)
Withdrawn financial assets	(176,870)	(121,571)	(486,251)	(784,692)
Exchange Differences and Others	28,577	2,861	94,459	125,897
Allowances for loan losses as of 03/31/2021	1,270,070	1,551,255	5,343,047	8,164,372

*Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances			Total
	Stage 1	Stage 2	Stage 3
Assets Before Allowances as of 12/31/2020	108,944,875	11,124,100	8,467,175	128,536,150
Transfers:
From Stage 1 to Etapa 2	(4,970,298)	4,970,298	-	-
From Stage 1 to Etapa 3	(237,195)	-	237,195	-
From Stage 2 to Etapa 3	-	(942,463)	942,463	-
From Stage 2 to Etapa 1	2,939,270	(2,939,270)	-	-
From Stage 3 to Etapa 2	-	29,730	(29,730)	-
From Stage 3 to Etapa 1	82,410	-	(82,410)	-
Net changes	(4,697,462)	(1,884,865)	(1,224,203)	(7,806,530)
Withdrawn financial assets	(176,870)	(121,571)	(486,251)	(784,692)
Exchange Differences and Others	885,547	291,399	160,496	1,337,442
Assets Before Allowances as of 03/31/2021	102,770,277	10,527,358	7,984,735	121,282,370

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of March 31,
	Stage 1	Stage 2	Stage 3	2021
Promissory notes	18,620,011	387,182	150,421	19,157,614
Unsecured corporate loans	10,777,379	358,041	2,278,738	13,414,158
Overdrafts	3,015,641	145,838	291,610	3,453,089
Mortgage loans	9,733,040	1,368,769	1,312,121	12,413,930
Automobile and other secured loans	1,585,488	234,243	381,693	2,201,424
Personal loans	21,238,904	1,959,365	629,352	23,827,621
Credit card loans	16,929,746	2,310,371	893,689	20,133,806
Foreign Trade Loans	10,451,600	3,267,516	1,665,095	15,384,211
Other financings	3,924,894	365,406	167,349	4,457,649
Other receivables from financial transactions	2,704,893	25,150	99,300	2,829,343
Receivables from financial leases	3,788,682	105,477	115,366	4,009,525
Subtotal	102,770,278	10,527,358	7,984,734	121,282,370
Allowances for loan losses	(1,270,072)	(1,551,254)	(5,343,046)	(8,164,372)
Total	101,500,206	8,976,104	2,641,688	113,117,998

1.4 Critical accounting policies and estimates

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)       Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b)       Allowances for loan losses and advances.

The Group recognizes the allowance for credit risks under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to add relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions is determined in accordance with the weighted average of three internally developed macroeconomic scenarios that take into consideration the Bank's economic prospects derived from expected macroeconomic variables, which include inflation rate, monthly economic activity estimator, and private sector salary. A high degree of judgment is involved in making estimations that are highly subjective and very sensitive to risk factors.

Note 1.3 provides more detail of how the allowance for expected credit loss (ECL) is measured.

c)       Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)       Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.5 Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				03/31/2021		12/31/2020
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.20%	100.00%	95.20%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Fintech	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Financial Broker	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 03/31/21 and 12/31/2020 .
(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of March 31,2021 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626
Cordial Compañía Financiera	23	02/26/2021	12/17/2021	$920.000	VDF	VN$ 184.000	CP	VN$ 736.000

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Regarding the financial statements as of December 31, 2020 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Issued Securities
					Type	Amount	Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust
•	Identification of relevant activities
•	Decision-making process on these activities
•	If the rights that the Group owns allow it to direct the relevant activities of the trust
•	If the Group is exposed, or is entitled to the variable results from its participation in said trust
•	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of March 31, 2021, and December 31,2020:

	03/31/2021	12/31/2020
Assets
Loans	688,236	-
Financial assets	83,515	-
Other assets	11,500	-
Total Assets	783,251	-
Liabilities
Financial liabilities	522,201	-
Other liabilities	5,429	-
Total Liabilities	527,630	-

Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.7.	Foreign currency translation

(a)                Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)                Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of March 31, 2021 and December 31, 2020 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and due from banks	33,111,947	41,425,339	50,993,950	40,601,292
Debt securities at fair value through profit or loss	7,886,754	2,110,643	471,578	874,209
Money Market Funds	1,021,374	1,042,616	167,303	1,570,258
Cash and cash equivalents	42,020,075	44,578,598	51,632,831	43,045,759

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	33,111,947	41,425,339	50,993,950	40,601,292
As per the Statement of Cash Flows	33,111,947	41,425,339	50,993,950	40,601,292
Debt securities at fair value through profit or loss
As per Statement of Financial Position	12,089,146	11,150,604	694,853	874,209
Securities not considered as cash equivalents	(4,202,392)	(9,039,961)	(223,275)	-
As per the Statement of Cash Flows	7,886,754	2,110,643	471,578	874,209
Money Market Funds
As per Statement of Financial Position – Other financial assets	5,911,463	4,839,288	3,867,203	3,248,503
Other financial assets not considered as cash	(4,890,089)	(3,796,672)	(3,699,900)	(1,678,245)
As per the Statement of Cash Flow	1,021,374	1,042,616	167,303	1,570,258

Reconciliation of financing activities at March 31, 2021 and December 31,2020 is as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Balances at 12/31/2020	Cash Flows		Other non- cash movements	Balances at 03/31/2021
		Cobros	Pagos
Unsubordinated debt securities	4,774,236	283,750	(1,452,908)	-	3,605,078
Subordinated debt securities	1,288,193	-	(20,099)	-	1,268,094
Financing received from the Argentine Central Bank and other financial institutions	6,609,341	712,358	(1,069,617)	-	6,252,082
Lease Liabilities	1,334,763	-	(1,366,164)	1,231,625	1,200,224
Total	14,006,533	996,108	(3,908,788)	1,231,625	12,325,478

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Personal and Business Banking.

The Bank´s clients receive the following services:

• Personal and Business Banking Segment:

- Small companies, individuals and companies that record anual sales of up to 100,000

- “Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

• Corporate Baking Segment:

- Megras that record anual sales over 700,000 up to 2,500,000

- Big Companies. Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U. and InvertirOnline S.A.U, Easy Cambio S.A., Bolsillo Digital S.A.U and Futuros del Sur S.A.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart includes information by segment as of March 31, 2021 and 2020 and December 31, 2020:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2021
Interest income	5,971,822	3,642,252	7,501,960	1,496,741	19	1,605	(174,748)	18,439,651
Interest expenses	(2,871,775)	(529,016)	(6,585,195)	(586,548)	-	-	243,183	(10,329,351)
Distribution of results by Treasury	847,764	(1,676,362)	828,598	-	-	-	-	-
Net interest income	3,947,811	1,436,874	1,745,363	910,193	19	1,605	68,435	8,110,300
Services Fee Income	1,871,635	151,540	12,693	555,309	-	530,489	(69,734)	3,051,932
Services Fee Expenses	(640,508)	(70,114)	(34,376)	(158,943)	-	(32,719)	1,909	(934,751)
Income from insurance activities	-	-	-	-	378,199	-	56,929	435,128
Net Service Fee Income	1,231,127	81,426	(21,683)	396,366	378,199	497,770	(10,896)	2,552,309
Subtotal	5,178,938	1,518,300	1,723,680	1,306,559	378,218	499,375	57,539	10,662,609
Net income from financial instruments at fair value through profit or loss	-	-	1,385,056	59,602	95,406	63,627	8,883	1,612,574
Income from withdrawal of assets rated at amortized cost	-	-	85,846	-	-	-	-	85,846
Exchange rate difference on gold and foreign currency	53,099	14,806	48,217	9,898	124	34,733	(6,224)	154,653
NIFFI And Exchange Rate Differences	53,099	14,806	1,519,119	69,500	95,530	98,360	2,659	1,853,073
Other operating income	588,865	457,565	55,690	120,064	3,135	13,537	202	1,239,058
Result from exposure to changes in the purchasing power of the currency	(39,600)	(324,833)	(787,549)	(255,012)	(128,289)	(116,302)	(135,642)	(1,787,227)
Loan loss provisions	(1,022,916)	(37,690)	12,785	(324,982)	-	-	-	(1,372,803)
Net operating income	4,758,386	1,628,148	2,523,725	916,129	348,594	494,970	(75,242)	10,594,710
Personnel expenses	(3,742,916)	(362,588)	(251,453)	(528,391)	(100,480)	(165,950)	(13,921)	(5,165,699)
Administration expenses	(1,828,086)	(129,141)	(127,213)	(319,484)	(61,556)	(124,363)	54,075	(2,535,768)
Depreciations and impairment of non-financial assets	(606,251)	(59,199)	(38,254)	(40,843)	(7,854)	(5,200)	(17,546)	(775,147)
Other operating expenses	(819,804)	(352,521)	(530,047)	(211,351)	(2,159)	(39,003)	(3,890)	(1,958,775)
Operating income	(2,238,671)	724,699	1,576,758	(183,940)	176,545	160,454	(56,524)	159,321
Result from associates and joint ventures	-	-	-	6,490	-	-	(6,490)	-
Result before taxes	(2,238,671)	724,699	1,576,758	(177,450)	176,545	160,454	(63,014)	159,321
Income tax	713,706	(38,710)	(455,708)	(71,828)	(52,169)	(53,100)	(12,111)	30,080
Net income	(1,524,965)	685,989	1,121,050	(249,278)	124,376	107,354	(75,125)	189,401
Net income for the period attributable to owners of the parent company	(1,524,965)	685,989	1,121,050	(249,278)	124,376	107,354	(75,243)	189,283
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	118	118
Other comprehensive income	-	-	(446,913)	-	-	-	(56,751)	(503,664)
Other comprehensive income attributable to owners of the parent company	-	-	(446,913)	-	-	-	(56,293)	(503,206)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(458)	(458)
Comprehensive income for the period	(1,524,965)	685,989	674,137	(249,278)	124,376	107,354	(131,876)	(314,263)
Comprehensive income attributable to owners of the parent company	(1,524,965)	685,989	674,137	(249,278)	124,376	107,354	(131,536)	(313,923)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(340)	(340)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2021
Cash and due from banks	9,479,770	416,502	23,891,119	431,106	2,149	559,456	(1,668,155)	33,111,947
Debt securities at fair value through profit or loss	-	-	10,687,706	1,391,502	-	9,938	-	12,089,146
Loans and other financing	55,357,638	44,356,486	6,891,751	9,017,652	579,907	66,234	(3,151,670)	113,117,998
Other Assets	3,942,139	1,722,876	105,963,925	3,476,862	1,681,136	1,064,405	17,097,527	134,948,870
Total Assets	68,779,547	46,495,864	147,434,501	14,317,122	2,263,192	1,700,033	12,277,702	293,267,961

Liabilities by segments
Deposits	99,658,974	20,965,197	91,290,727	4,428,728	-	23,114	(1,682,449)	214,684,291
Financing received from the Argentine Central Bank and others financial institutions	10,871	-	6,180,180	3,041,031	-	-	(2,980,000)	6,252,082
Unsubordinated debt securities	16,185	8,330	3,580,563	-	-	-	-	3,605,078
Other liabilities	7,978,527	3,291,435	5,903,624	3,059,966	1,017,331	587,154	6,124,499	27,962,536
Total Liabilities	107,664,557	24,264,962	106,955,094	10,529,725	1,017,331	610,268	1,462,050	252,503,987

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2020
Interest income	7,117,771	4,507,667	5,813,551	1,348,020	-	33,512	(188,457)	18,632,064
Interest expenses	(2,528,220)	(397,925)	(5,341,001)	(537,755)	-	-	201,164	(8,603,737)
Distribution of results by Treasury	1,258,723	(2,777,219)	1,518,496	-	-	-	-	-
Net interest income	5,848,274	1,332,523	1,991,046	810,265	-	33,512	12,707	10,028,327
Services Fee Income	2,429,619	213,829	4,706	556,155	-	297,245	(68,023)	3,433,531
Services Fee Expenses	(630,402)	(53,279)	(8,218)	(255,879)	-	(9,302)	2,154	(954,926)
Income from insurance activities	-	-	-	-	402,896	-	58,363	461,259
Net Service Fee Income	1,799,217	160,550	(3,512)	300,276	402,896	287,943	(7,506)	2,939,864
Subtotal	7,647,491	1,493,073	1,987,534	1,110,541	402,896	321,455	5,201	12,968,191
Net income from financial instruments at fair value through profit or loss	-	-	163,476	34,642	103,077	50,235	83,421	434,851
Income from withdrawal of assets rated at amortized cost	-	-	16,596	-	-	-	-	16,596
Exchange rate difference on gold and foreign currency	41,796	18,974	55,480	(31)	(16)	10,968	6,735	133,906
NIFFI And Exchange Rate Differences	41,796	18,974	235,552	34,611	103,061	61,203	90,156	585,353
Other operating income	526,279	455,910	51,083	131,101	3,150	7,538	(6,599)	1,168,462
Result from exposure to changes in the purchasing power of the currency	(155,429)	(213,862)	(362,485)	(307,424)	(114,356)	(52,811)	(33,745)	(1,240,112)
Loan loss provisions	(1,104,579)	(840,130)	(20,126)	(289,846)	-	-	-	(2,254,681)
Net operating income	6,955,558	913,965	1,891,558	678,983	394,751	337,385	55,013	11,227,213
Personnel expenses	(3,790,046)	(345,130)	(211,979)	(514,345)	(81,062)	(101,711)	(36,788)	(5,081,061)
Administration expenses	(1,845,669)	(121,735)	(103,465)	(365,000)	(77,070)	(102,821)	21,625	(2,594,135)
Depreciations and impairment of non-financial assets	(516,355)	(39,907)	(26,521)	(37,826)	(5,493)	(996)	(17,545)	(644,643)
Other operating expenses	(1,051,803)	(426,392)	(119,383)	(160,190)	(123)	(6,077)	(6,502)	(1,770,470)
Operating income	(248,315)	(19,199)	1,430,210	(398,378)	231,003	125,780	15,803	1,136,904
Result from associates and joint ventures	-	-	-	46	-	-	(46)	-
Result before taxes from continuing operations	(248,315)	(19,199)	1,430,210	(398,332)	231,003	125,780	15,757	1,136,904
Income tax	54,433	12,603	(490,430)	87,515	(95,866)	(49,103)	(8,774)	(489,622)
Net income	(193,882)	(6,596)	939,780	(310,817)	135,137	76,677	6,983	647,282
Net income for the period attributable to owners of the parent company	(193,882)	(6,596)	939,780	(310,817)	135,137	76,677	6,437	646,736
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	546	546
Other comprehensive income	(19,735)	(13,927)	(35,150)	-	-	-	-	(68,812)
Other comprehensive income attributable to owners of the parent company	(19,735)	(13,927)	(35,150)	-	-	-	70	(68,742)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(70)	(70)
Comprehensive income for the period	(213,617)	(20,523)	904,630	(310,817)	135,137	76,677	6,983	578,470
Comprehensive income attributable to owners of the parent company	(213,617)	(20,523)	904,630	(310,817)	135,137	76,677	6,507	577,994
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	476	476

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Cash and due from banks	13,944,823	602,567	26,306,037	272,398	2,458	473,657	(176,601)	41,425,339
Debt securities at fair value through profit or loss	-	-	9,970,597	1,168,878	-	11,129	-	11,150,604
Loans and other financing	59,272,021	47,711,744	6,577,491	8,294,692	668,757	55,802	(2,878,657)	119,701,850
Other Assets	9,679,247	9,402,733	67,140,989	3,471,856	1,417,367	1,048,461	17,852,315	110,012,968
Total Assets	82,896,091	57,717,044	109,995,114	13,207,824	2,088,582	1,589,049	14,797,057	282,290,761
Liabilities by segments

Deposits	105,988,322	18,281,209	73,642,468	4,026,344	-	23,899	(181,329)	201,780,913
Financing received from the Argentine Central Bank and others financial institutions	16,955	-	6,545,370	2,861,030	-	-	(2,814,014)	6,609,341
Unsubordinated debt securities	26,991	14,219	4,733,026	-	-	-	-	4,774,236
Other liabilities	8,450,377	2,342,117	6,668,489	2,280,125	968,153	612,335	6,726,438	28,048,034
Total Liabilities	114,482,645	20,637,545	91,589,353	9,167,499	968,153	636,234	3,731,095	241,212,524

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The portfolio of financial instruments held by the Group is detailed below, as of March 31, 2021 and December 31, 2020:

Instrument portfolio as of 03/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	11,760,384	328,762	-
- Derivatives	644,045	-	-
- Other financial assets	4,683,716	-	-
- Other debt securities	4,923,711	47,074,295	-
- Financial assets pledged as collateral	6,658,529	-	-
- Investments in Equity Instruments	99,471	39,102	-
Total Assets	28,769,856	47,442,159	-
Liabilities
- Liabilities at fair value through profit or loss	1,163,702	-	-
- Other financial liabilities	10,260,663	-	-
Total Liabilities	11,424,365	-	-

Instrument portfolio as of 12/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	10,880,453	270,151	-
- Derivatives	162,589	-	-
- Other financial assets	3,848,318	-	-
- Other debt securities	7,176,121	31,831,926	-
- Financial assets pledged as collateral	5,294,655	-	-
- Investments in Equity Instruments	98,182	33,214	-
Total Assets	27,460,318	32,135,291	-
Liabilities
- Liabilities at fair value through profit or loss	2,261,323	-	-
- Derivatives	2,253	-	-
- Other financial liabilities	8,275,642	-	-
Total Liabilities	10,539,218	-	-

According to IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement on a proportional basis during the duration of the instrument. As of March 31, 2021, no differences have been recorded with respect to the transaction price.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2021 and December 31, 2020 :

Other Financial Instruments as of 03/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	33,111,947	33,111,947	33,111,947	-	-
-Other financial assets	1,227,747	1,227,747	1,227,747	-
-Loans and other financing	113,117,998	122,425,621	-	-	122,425,621
- Repo transactions	35,061,342	35,061,342	35,061,342
- Other Debt Securities	7,240,987	7,240,987	7,240,987	-	-
-Financial assets in as guarantee	277,299	277,299	277,299	-	-

Financial Liabilities	190,037,320	199,344,943	76,919,322	-	122,425,621
-Deposits	214,684,291	217,367,616	-	-	217,367,616
- Other financial liabilities	1,147,163	1,147,163	1,147,163	-	-
-Financing received from the BCRA and other financial institutions	6,252,082	6,416,462	-	-	6,416,462
- Unsubordinated debt securities	3,605,078	3,605,078	3,605,078	-	-
- Subordinated debt securities	1,268,094	1,267,276	1,267,276	-	-
	226,956,708	229,803,595	6,019,517	-	223,784,078

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	41,425,339	41,425,339	41,425,339	-	-
-Other financial assets	990,970	990,970	990,970	-
-Loans and other financing	119,701,850	126,961,724	-	-	126,961,724
- Repo transactions	25,250,328	25,250,328	25,250,328	-	-
- Other Debt Securities	7,601,018	7,601,019	7,601,019	-	-
-Financial assets pledged as collateral	245,613	245,613	245,613	-	-
	195,215,118	202,474,993	75,513,269	-	126,961,724
Financial Liabilities
-Deposits	201,780,913	202,548,220	-	-	202,548,220
-Other financial liabilities	229,358	229,358	229,358	-	-
-Finances received from the BCRA and other financial institutions	6,609,341	6,333,289	-	-	6,333,289
- Unsubordinated debt securities	4,774,236	4,774,236	4,774,236	-	-
- Subordinated debt securities	1,288,193	1,346,730	1,346,730	-	-
	214,682,041	215,231,833	6,350,324	-	208,881,509

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of March 31, 2020 and December 31, 2020 amounts to the 35.12% and 35.12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

5.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

5.1 Debt securities at fair value through profit or loss	03/31/2020	12/31/2020
Goverment securities	10,826,064	10,012,872
Corporate securities	328,762	453,699
Securities issued by the Argentine Central Bank	934,320	684,033
	12,089,146	11,150,604

5.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	643,338	161,991
Debtor balances related to forward operations in foreign currency	707	598
	644,045	162,589

5.3 Repo Trasactions
Debtors for cash sale to be settled and active repos	13,390	-
Financial debtors for active repos of government securities	302,526	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	34,608,335	25,189,085
Accrued interest receivable for active repos	137,091	61,243
	35,061,342	25,250,328

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.4 Other financial assets
Participation Certificates in Financial Trusts	44,661	46,147
Investments in Asset Management and Other Services	1,402,850	1,727,036
Other investments	603,953	605,071
Receivable from spot sales peading settlament	2,461,119	1,217,908
Several debtors	1,134,081	939,915
Miscellaneous debtors for credit card operations	213,552	230,208
Miscellaneous debtors for collections	51,247	73,003
	5,911,463	4,839,288

5.5 Loans and other financing
To the non-financial public sector	121,899	26,578
To the financial sector	5,603	13,624
Overdrafts	3,350,047	2,817,342
Promisory notes	28,801,918	35,436,494
Mortgage loans	11,699,314	11,761,471
Automobile and other secured loans	2,094,120	2,008,253
Personal loans	23,426,431	23,072,224
Credit cards loans	19,707,747	21,567,323
Foreign trade Loans	12,466,334	11,135,249
Receivables from financial leases	3,763,725	3,265,593
Others	7,680,860	8,597,699
	113,117,998	119,701,850

5. 6 Other debt securities
Goverment securities	12,169,502	14,773,023
Securities issued by the Argentine Central Bank	47,066,237	31,831,926
Others	3,254	4,116
	59,238,993	46,609,065

5.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	4,166,941	4,191,409
Deposits in guarantee	2,768,887	1,348,859
	6,935,828	5,540,268

5.8 Other non-financial assets	03/31/2021	12/31/2020
Other Miscellaneous assets	655,404	681,898
Loans to employees	244,820	265,732
Payments in advance	512,471	363,661
Works of art and collector's pieces	36,533	36,532
Retirement insurance	87,547	161,807
Other non-financial assets	62,326	18,488
	1,599,101	1,528,118

5.9 Inventories
Electronics	79,529	63,572
Home and Health care	17,857	18,197
Tools and Workshop Equipment	372	293
Obsolescence Reserve	(2,184)	(1,906)
	95,574	80,156

5.10 Deposits
Non-financial sector	13,792,354	8,935,994
Financial sector	23,788	64,853
Current accounts	16,724,495	21,843,687
Savings accounts	102,140,856	113,458,644
Time deposits and investments accounts	74,467,505	53,608,793
Others	7,535,293	3,868,942
	214,684,291	201,780,913

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	1,163,702	2,261,323
	1,163,702	2,261,323

5.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	3,379,818	1,539,030
Collections and other operations on behalf of third parties	5,908,528	5,593,583
Fees accrued to pay	2,079	6,125
Financial guarantee contracts	14,994	22,401
Liabilities associated with the transfer of financial assets not derecognised	895,565	-
Lease liability	1,200,224	1,334,763
Others	6,618	9,098
	11,407,826	8,505,000

5.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	573,588	728,779
Financing received from international institutions	5,678,494	5,880,562
	6,252,082	6,609,341

5.14 Provisions
Provisions for unutilized balances	219,937	233,600
Eventual commitments	12,432	9,752
Other contingencies	337,345	525,961
	569,714	769,313

5.15 Derivative
Credit balances related to foreign currency forward transactions payable in pesos	-	2,253
	-	2,253

5.16 Other non-financial liabilities
Payroll and social securities	5,466,249	6,213,465
Sundry creditors	3,795,279	4,134,963
Tax payable	275,547	2,035,929
Planned payment orders pending settlement	2,202,183	1,010,713
Revenue from contracts with customers	896,322	213,103
Contribution to the deposit guarantee fund	26,681	104,892
Other	17,743	6,306
	12,680,004	13,719,371

5.17 Interest income
Interest on overdrafts	428,921	1,113,795
Interest on promissory notes	1,980,158	1,887,264
Interest on personal loans	3,712,155	4,189,608
Interest on promissory notes	1,496,668	2,257,753
Interest on credit card loans	1,210,246	1,386,149
Interest on mortgage loans	1,421,124	1,232,602
Interest on automobile and other secured loan	263,938	216,875
Interest on foreign trade loans and USD loans	303,930	477,681
Interest on financial leases	216,755	219,016
Interest on public and private securities measured at amortized cost	4,295,976	-
Others	3,109,780	5,651,321
	18,439,651	18,632,064

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.18 Interest expenses
Interest on current accounts deposits	3,330,595	1,300,106
Interest on time deposits	6,663,800	5,957,574
Interest on other liabilities from financial transactions	295,344	1,190,945
Interest from financing from financial sector	5,504	7,207
Others	34,108	147,905
	10,329,351	8,603,737

5.19 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	995,586	334,283
Income from securities issued by the Argentine Central Bank	59,270	44,937
Derivatives	557,718	55,631
	1,612,574	434,851

5.20 Service fee income
Commissions from deposit accounts	1,086,295	1,485,937
Commissions from credit and debit cards	962,355	1,127,104
Commissions from loans operations	19,419	94,187
Commissions from miscellaneous operations	963,584	696,142
Others	20,279	30,161
	3,051,932	3,433,531

5.21 Service fee expenses
Commissions paid	894,444	945,214
Export and foreign currency operations	40,307	9,712
	934,751	954,926

5.22 Other operating incomes
Loans recovered and allowances reversed	500,859	480,757
Insurance commissions	(4,074)	21,973
Rental from safety boxes	70,243	97,061
Commissions from trust services	7,002	6,537
Returns of risk funds	277,319	82,622
Sales of property, plant and equipment	36,432	39,625
Miscellaneous credit adjustments	1,520	2,571
Default interests	24,569	130,294
Others	325,188	307,022
	1,239,058	1,168,462

5.23 Personnel expenses
Payroll and social securities	4,383,025	4,561,359
Personnel expenses	782,674	519,702
	5,165,699	5,081,061

5.24 Administration expenses
Directors´ and statutory auditors´fees	64,199	54,597
Other fees	683,769	697,509
Advertising and publicity	152,466	163,285
Taxes	587,237	521,420
Maintenance, security and services	686,677	819,999
Rent	17,543	25,671
Others	343,877	311,654
	2,535,768	2,594,135

5.25 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	158,318	136,422
Depreciation of miscellaneous assets	59,855	71,733
Amortization of intangible assets (Schedule G)	340,744	209,933
Depreciation of rent asstes by right of use (Schedule F)	216,230	226,555
	775,147	644,643

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.26 Other operating expenses
Promotions related with credit cards	128,876	168,291
Turnover tax	1,475,057	1,185,477
Result by initial recognition of loans	34,448	60,208
Charges paid to National Social Security Administration (ANSES)	20,709	54,710
Balance adjustments loans and credit cards	19,674	43,679
Operationaal losses	11,455	19,008
Interests for leases liabilities	57,938	53,632
Coverage services	3,857	5,511
Contributions made to deposit insurance fund	87,596	65,765
Charge for credit loss of others credits and for other provisions	43,492	-
Others	75,673	114,189
	1,958,775	1,770,470

6.	DIVIDENDS

On April 27, 2021, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2020:

*	Optional reserve for future dividend distribution: 34,.000(*)

*	Legal reserve: 352,343(*)

*	Other reserve: 2,718,768(*)

(*) Values expressed in currency of 12.31.2020

7.	INSURANCE

The composition of “Income from insurance activities” as of March 31, 2021 and 2020, is as follows:

Items	03/31/2021	03/31/2020
Accrued premiums	657,621	669,260
Accrued losses	(115,825)	(93,807)
Production expenses	(106,668)	(114,194)
Total	435,128	461,259

8.	ASSET MANAGEMENT AND OTHER SERVICES

As of March 30, 2021 and December 31, 2020, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other	Portfolio		Net Worth		Number of Units
Services	03/31/2021	12/31/2020	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Premier Renta CP en Pesos	35,052,916	40,999,159	35,005,224	40,957,000	10,292,956,188	12,597,963,038
Premier Renta Plus en Pesos	198,757	189,861	194,978	183,823	13,223,418	11,899,481
Premier Renta Fija Ahorro	4,120,159	1,944,220	3,946,727	1,931,117	380,030,100	59,317,777
Premier Renta Fija Crecimiento	82,694	83,566	82,392	82,892	4,162,858	3,983,791
Premier Renta Variable	183,373	212,738	182,461	209,614	6,975,733	6,689,975
Premier Abierto Pymes	1,128,827	1,063,164	1,085,582	1,036,194	132,069,058	119,588,138
Premier Commodities	440,706	292,689	266,331	288,175	25,006,826	25,702,973
Premier Capital	305,015	217,249	286,478	216,026	49,439,867	36,842,932
Premier Inversión	783,650	832,128	783,202	805,918	1,582,160,976	1,576,391,366
Premier Balanceado	1,303,183	1,351,161	1,302,100	1,350,167	253,733,905	253,733,905
Premier Renta Mixta	2,857,735	4,020,720	2,407,374	3,559,731	770,852,436	1,072,064,209
Premier Renta Mixta en Dólares	117,649	127,375	117,005	127,375	2,021,095	2,083,508
Premier Performance Dólares	529,374	594,262	527,258	589,432	7,259,660	7,724,190
Premier Global USD	524,590	554,002	523,303	553,439	5,407,050	5,444,411

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

9.1.	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654. As from May 1, 2020, the new limit amounts to $ 1,00, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

9.2.	RESTRICTED ASSETS

As of March 31, 2021 and December 31, 2020 Grupo Supervielle’s following assets are restricted:

Detail	03/31/2021	12/31/2020
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	4,166,941	4,191,409
	4,166,941	4,191,409

Miscellaneous Receivables
Guarantee deposits for currency forward transactions	2,110,045	679,127
Guarantee deposits for credit cards transactions	483,241	476,596
Other guarantee deposits	165,167	181,652
	2,758,453	1,337,375

9.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019,2020 and until March 31, 2021, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.4.	ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of March 31, 2021 and December 31, 2020:

Issuance		Nro. of				Maturity		Book Value
date	Currency	Class	Amount	Amortization	Term	date	Rate	03/31/2021	12/31/2020
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%.06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	444,391	501,880
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,056,506	1,784,163
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	2,104,181	2,488,193
							Total	3,605,078	4,774,236

Global Program for the Issuance of Negotiable Debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000).

The following chart provides the main terms and conditions of issuances underway as of March 31, 2021 and December 31, 2020:

Issuance		Nro. of				Maturity		Book Value
date	Currency	Class	Amount	Amortization	Term	date	Rate	03/31/2021	12/31/2020
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	1,268,094	1,288,193
Total								1,268,094	1,288,193

9.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of March 31, 2021:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”. On 10/07/2020, the Trustor accepted the extension commission and the Bank accepted the request for the extension of the Trust contract sent by IERSA on 09-16-20.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As Settler

Cordial Compañía Financiera S.A. (Cordial Compañía Financiera Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

		Initial	Títulos Emitidos		Book value at 03/31/2021
Financial Trust	Set-ip on	Amountin Trust	Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
23	26/2/2021	920.000	736,000	184,000	736,000	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

		Securitized	Issued Securities
Financial Trust	Set-up on	Amount	Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$39,779	VDF TV A Mat: 03/12/13	VN$ 31,823	VDF B Vto: 11/12/13	VN $ 6,364	CP Vto: 10/12/16	VN $ 1,592
IV	09/01/2011	$40,652	VDF TV A Mat: 06/20/13	VN$ 32,522	VDF B Vto: 10/20/13	VN $ 6,504	CP Vto: 06/29/17	VN $ 1,626

9.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020

Later, on Decembrer 17, 2020, through Communication “A” 7181, the Argentine Central Bank postponed such suspension in the distribution of income until June 30, 2021.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.7.         ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of March 30, 2021 and December 31, 2020, the minimum cash reserve was made up as folllows:

Item	03/31/2021	12/31/2020 (*)
Current accounts in the Argentine Central Bank	6,600,000	9,586,497
Sight accounts in the Argentine Central Bank	13,307,133	10,288,224
Special guarantee accounts in the Argentine Central Bank	3,918,437	3,521,513
Special accounts for previous credit payment	347,329	-
Total	24,172,899	23,396,234

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

10.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on May 31, 2021.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019. Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of these financial statements, the Bank continues rendering financial services to the government of San Luis province and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2020 and in Note1.3.

12.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term. In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2020, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3.40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

On August 11, 2020 new exemptions were requested thus extending the agreed terms until December 31, 2020.

As of March 31, 2021the Group was in compliance with the financial covenants of both loans.

13.	IMPACT OF COVID-19 ON GROUP`S OPERATIONS

In response to the ongoing Covid-19 pandemic, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus. As a result of these imposed measures, the different countries have shown an immediate impact on their economies with a rapid decline in production and activity indicators. While the long-term impact on the global economy and financial markets is still uncertain, it is expected to be significant; however, accelerated vaccination programs could lead to a rapid global recovery in 2021.

In response, since the beginning of 2020, most governments have implemented fiscal aid packages to sustain the income of part of the population and reduce the risks of breakdown in payment chains, avoiding financial and economic crises, as well as company bankruptcies. . Argentina was no exception and the government acted as soon as the pandemic was declared.

Argentine GDP is expected to improve in 2021 due to the statistical base effect from 2020, and to benefit from favorable external conditions following the increase in commodities prices. Nevertheless, after a period of relaxation of the aforementioned restrictive measures in 2020 and following a large rise in the number of infections since March 2021, on April 8, 2021 the government announced a national night-time curfew and additional restrictions. These measures were not sufficient to contain a severe second wave spread of the virus and the weekly growth rate has been steadily accelerating with approximately 3.6 million confirmed cases as of May 26, 2021. To prevent a more severe health crisis in Argentina, the national government imposed greater restrictions on mobility from May 22, 2021 with strict isolation at the national level declared until May 31, 2021.

In order to mitigate the economic impact of the second wave spread of the COVID-19 pandemic and measures taken to contain spread of the virus, the Argentine government has adopted additional social aid, monetary and fiscal measures in May 2021, including the following:

•       The expansion of the Productive Recovery Program [“REPRO” for its Spanish acronym] to assist the economic sectors affected by the new isolation, including the gastronomic sector to this program.

•       An increase in the amount of the complementary salary for workers in critical sectors and health.

•       An additional amount of AR$18 billion for social assistance for families benefiting from the “Alimentar” card.

•       The expansion of the “Progresar Program” with scholarships for the completion of primary and high school education, professional training and university degrees.

•       The extension of the Universal Child Allowance and Family Allowances.

•       Greater economic assistance to the Culture and Tourism sectors.

•       Tax benefits for healthcare-related businesses.

According to the information published by the government, the social aid, monetary and fiscal measures would represent an expense equivalent to 1.3% of GDP in 2021, which is expected to be financed through the higher revenues collected by the Extraordinary Contribution from Large Fortunes.

These measures could generate a greater tax effort for the Government, and given that Argentina does not have access to international financial markets, it could be financed with an increase in the monetary base, as was the case in 2020, with the consequent impact on macroeconomic variables.

The following are the main local indicators:

•	GDP estimated fall as of March 2021 amounted to a 9.9%.
•	Accrued inflation between January 1, 2021 and March 31, 2021 amounted to a 13% (Consumer Price Index - CPI).
•	Between January 1, 2021 and March 31, 2021, the peso recorded a 9.3% depreciation against the USD, according to the Exchange rate released by Argentine Central Bank.
•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market.

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the Bank:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•	Payment of dividends and earnings to non-residents
•	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments
•	Payment of debt securities issuance with public registration
•	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

•	Exports of goods and services
•	Collection of prefinancings, advances and post-financing of exports of goods
•	Exports of services
•	Disposal of non-produced non-financial assets
•	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Bank's capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations. Assets and liabilities in foreign currency as of September 30, 2020 have been estimated in accordance with MULC´s quotations in place.

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry.

With the purpose of mitigating the economic isolation, the Argentine Central Bank issued the following set of pre-emptive measures:

•       Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually). Communication “A” 7054 modifies the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans. As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications. As of these financial statements issuance, loans of 24% rates and 0% rates have been granted for 9.9 billion and 746 million respectively. As from October 16, 2020, through Communication “A” 7140, regulations on “Financing line for productive investments of Small and Medium Size companies were enforced.

•       Communications “A” 6942 and “A” 6949, determined that the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities. Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination. By means of Communication “A” 7181, it was extended until March 31, 2021. The automatic deferral period for loans ended on March 31, 2021, so customers which want to postpone installments due from April 1, 2021 shall agree to a voluntary refinancing with the bank. Through Communication “A” 7285, the Argentine Central Bank established that financial entities shall add unpaid installments of credit assistance granted to employer customers reached by the REPRO II Program, to the month following the end of the loan term, considering only the accrued compensatory interest at the contractual rate.

•       Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities. Such measure was extended through Communication “A” 7035 until December 31, 2020. By means of Communication “A” 7181, it was extended until June 31, 2021.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•       Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission. Communication “A” 7107 extended such term until December 31, 2020. Communication “A” 7181 extended the term until March 31, 2021.

•       Through Communication “A” 6964 the Central Bank ruled that all unpaid balances of credit card financing due between April 13 and April 30, 2020, should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances should not exceed an annual nominal rate of 43%. At the same time, through Communication “A” 7095, the Central Bank determined that the unpaid balances of credit card financing due between September 1 and September 30, 2020 should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period. Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%.

•       Decree 312/2020, issued by the Argentine Central Bank, suspended the closing of bank accounts. Decree 544/2020, issued on June 19, 2020, extends until December 31, 2020 the suspension of the obligation of closing bank accounts and the application of disqualification pursuant to Article 1° of Law N° 25,730, as well as the application of fines included in such norm.

•       Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction. Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount. Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million.

•       Communication “A” 7285 established that financial entities shall add unpaid installments of credit assistance, not subject to the Credit Cards Law, granted to employer customers reached by the Productive Recovery Program II, corresponding to maturities that operate from the effective date of this communication, to the month following the end of the loan term, considering only the accrued compensatory interest at the expected contractual rate.

The volatile and uncertain context remains as of the issuance of these financial statements.

The Society's Board monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation. The Bank's financial statements must be read in virtue of said circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March, 31 2021 and December 31, 2020:

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2021	Book value 12/31/2020	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill $ aj CER disc. Mat.05/21/21		1	3,475,975	3,139,531	3,475,975	-	3,475,975
Argentine Bonus U$S STEP UP 30/11/21		1	2,104,243	891,806	2,104,243	-	2,104,243
Consolidation Bonus $ 8 serie		1	676,158	1,256	676,158	-	676,158
Treasury Bonus $ Mat.10/17/23		1	660,296	407,792	660,296	-	660,296
Treasury Bonus $ 15.5% Mat.10/17/26		1	480,236	24,565	480,236	-	480,236
T.D. Cdad de Bs As $ TV CL.22 Mat.03/29/24		1	411,907	215,066	411,907	-	411,907
Treasury Bonus $Aj CER 1,50% Mat.03/25/24		1	352,924	376,094	352,924	-	352,924
Títulos Discount Denominados $ 2033		1	271,637	132,191	271,637	-	271,637
Treasury Bonus BONCER 2% $ 2026		1	262,405	449,052	262,405	-	262,405
Argentine Bonus U$S STEP UP 2030		1	177,844	158,467	177,844	-	177,844
Argentine Bonus U$S STEP. 11/30/2021		1	373,667	484,844	373,667	-	373,667
Argentine National Bonus 2,5% $ 07/22/2021 (TC21)		1	6,004	6,107	6,004	-	6,004
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	3,934	5,023	3,934	-	3,934
Others		1	1,485,319	3,721,076	321,617	-	321,617

Central Bank Bills
Liquidity Central Bank Bills Mat. 04/13/2021		1	296,370	-	296,370	-	296,370
Liquidity Central Bank Bills Mat. 04/15/2021		1	246,450	-	246,450	-	246,450
Liquidity Central Bank Bills Mat. 04/22/2021		1	391,500	-	391,500	-	391,500
Liquidity Central Bank Bills Mat. 01/07/2021		1	-	336,802	-	-	-
Liquidity Central Bank Bills Mat. 01/26/2021		1	-	330,289	-	-	-
Liquidity Central Bank Bills Mat. 12/31/2021		1	-	16,943	-	-	-

Corporate Securities
On Santander Rio $ CL.25 Mat.06/10/22
On Telecom Arg $ CL.6 Mat.12/10/21		2	257,701	-	257,701	-	257,701
On Ypf S.A Cl.5 $ Mat.01/24/21 CG		2	71,061	81,208	71,061	-	71,061
On Telecom Arg $ CL.7 Mat.12/1023			-	188,942	-	-	-
Others			-	183,550	-	-	-
		1	83,515	-	83,515	-	83,515

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2021	Book value 12/31/2020	Without options	Options	Final Position
Total Debt Securities at Fair value through profit or loss			12,089,146	11,150,604	10,925,444	-	10,925,444

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus Step al U$S 04/29/22		1	3,594,053	5,422,418	3,594,053	-	3,594,053
Treasury Bill $ Aj CER1,50% Mat.03/25/24		1	517,454	672,000	517,454	-	517,454
Treasury Bonus Nac. $ Mat 10/03/21		1	406,573	-	406,573	-	406,573
Treasury Bill $ Aj CER1,40% Mat.03/25/23		1	405,599	353,737	405,599	-	405,599
Bono Pcia Bs As $ Canc Deuda Mat.09/07/22		2	8,058	-	8,058	-	8,058
Treasury Bill $ Aj CER1,20% Mat 03/18/22			-	282,383	-	-	-
Treasury Bill $ Aj CER1,30% Mat.09/20/22			-	143,099	-	-	-
Treasury Bonus Nac. $ Aj. CER 05/08/21			-	117,185	-	-	-
Treasury Bonus BONCER 2% $ 2026			-	113,399	-	-	-
Treasury Bonus Nac. $ Badlar 08/05/21			-	71,864	-	-	-
Argentine National Bonus T2V1		1	100,740	146,076	100,740	-	100,740
Argentine National Bonus TV22		1	607,250	702,906	607,250	-	607,250
Letra del Tesoro $ 172D AJCER Desc Mat 05/21/21 (X21Y1)		1	36,596	36,591	36,596	-	36,596
Argentine National Bonus$ AJ.CER-Mat.08/05/2021 C.G.		1	41,273	-	41,273	-	41,273
Letra Tesoro Rep. Arg CER DTO Mat.02/28/22 $ CG		1	125,936	-	125,936	-	125,936
Treasury Bonus $ AJ.CER 1,20%-Mat.03/18/2022 C.G.		1	60,138	-	60,138	-	60,138
Argentine National Bonus$-Mat.10/03/21 C.G.		1	46,028	-	46,028	-	46,028
Treasury Bonus $ AJ. CER 1,30% Mat.09/22/22 (T2X2)		1	87,770	-	87,770	-	87,770
T.D. Cdad de Bs As $ Mat.15/04/21 $

Centrak Bank Bills
Liquidity Central Bank Bills Mat. 04/22/21		2	7,820,872	-	7,820,872	-	7,820,872
Liquidity Central Bank Bills Mat. 04/27/21		2	7,781,272	-	7,781,272	-	7,781,272
Liquidity Central Bank Bills Mat. 04/29/21		2	7,765,544	-	7,765,544	-	7,765,544
Liquidity Central Bank Bills Mat. 04/20/21		2	6,857,221	-	6,857,221	-	6,857,221
Liquidity Central Bank Bills Mat..04/06/21		2	5,962,752	-	5,962,752	-	5,962,752
Liquidity Central Bank Bills Mat. 04/13/21		2	5,919,876	-	5,919,876	-	5,919,876
Liquidity Central Bank Bills Mat. 04/08/21		2	4,958,700	-	4,958,700	-	4,958,700
Liquidity Central Bank Bills Mat. 01/19/21			-	11,076,198	-	-	-
Liquidity Central Bank Bills Mat. 01/05/21			-	4,494,718	-	-	-
Liquidity Central Bank Bills Mat. 01/21/21			-	4,421,452	-	-	-
Others			-	11,839,558	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 03/31/2021	Book value 12/31/2020	Without options	Options	Final Position
Corporate Securities
Others		1	32	36	32	-	32

Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat.05/21/22			5,857,188	6,307,472	5,857,188	-	5,857,188
Argentine Sovereign Bond. $ Badlar+200 04/03/2022			235,189	286,248	235,189	-	235,189
National Treasury Bonus T2V1			-	117,692	-	-	-

Corporate securities
Ohers			3,180	4,033	3,180	-	3,180

Total other debt securities			59,238,993	46,609,065	59,238,993	-	59,238,993

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Grupo Financiero Galicia SA		1	48,354	84,580	48,354	-	48,354
Pampa Energía S.A.		1	13,250	9,359	13,250	-	13,250
Loma Negra S.A.		1	12,142	3,591	12,142	-	12,142
YPF SA		1	5,392	201	5,392	-	5,392
Banco Macro SA		1	4,091	155	4,091	-	4,091
Ternium Arg S.A.Ords."A"1 Voto Esc		1	2,468	60	2,468	-	2,468
Bolsas y Mercados Arg. $ Ord. (BYMA)		1	2,237	72	2,237	-	2,237
Aluar SA		1	1,778	59	1,778	-	1,778
Banco Francés SA		1	1,424	59	1,424	-	1,424
Central Puerto S.A. Ord. 1 voto Esc		1	1,340	46	1,340	-	1,340
Others			6,995	236	6,995	-	6,995

Measured at fair value with changes in OCI
Argentine
Ohers			39,102	32,978	9,212	-	9,212
Total equity instruments			138,573	131,396	108,683	-	108,683
Total			71,466,712	57,891,065	70,273,120	-	70,273,120

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2021 and December 31, 2020 balances of loans and other financing are the following:

	03/31/2021	12/31/2020
COMMERCIAL PORTFOLIO

Normal situation	39,355,350	41,592,986
-With "A" Preferred Collateral and Counter-guarantees	1,912,819	2,426,177
-With "B" Preferred Collateral and Counter-guarantees	6,893,527	8,060,261
- Without Preferred Collateral nor Counter-guarantees	30,549,004	31,106,548

Subject to special monitoring
- Under Observation	3,170,130	3,312,409
-With "A" Preferred Collateral and Counter-guarantees	-	23,890
-With "B" Preferred Collateral and Counter-guarantees	1,578,625	1,666,570
- Without Preferred Collateral nor Counter-guarantees	1,591,505	1,621,949

With problems	29,363	474,277
-With "A" Preferred Collateral and Counter-guarantees	1,633	133,713
-With "B" Preferred Collateral and Counter-guarantees	-	168,129
- Without Preferred Collateral nor Counter-guarantees	27,730	172,435

High risk of insolvency	2,303,263	2,513,650
-With "A" Preferred Collateral and Counter-guarantees	128,362	-
-With "B" Preferred Collateral and Counter-guarantees	1,611,096	1,959,823
- Without Preferred Collateral nor Counter-guarantees	563,805	553,827

Uncollectible	571	10,167
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	571	10,167

TOTAL COMMERCIAL PORTFOLIO	44,858,677	47,903,489

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2021	12/31/2020
CONSUMER AND HOUSING PORTFOLIO

Normal situation	74,500,573	80,304,373
-With "A" Preferred Collateral and Counter-guarantees	2,127,471	2,746,560
-With "B" Preferred Collateral and Counter-guarantees	7,100,171	7,667,254
- Without Preferred Collateral nor Counter-guarantees	65,272,931	69,890,559

Low Risk	764,854	175,498
-With "A" Preferred Collateral and Counter-guarantees	19,368	23,111
-With "B" Preferred Collateral and Counter-guarantees	12,691	2,998
- Without Preferred Collateral nor Counter-guarantees	732,795	149,389

Medium Risk	671,680	342,172
-With "A" Preferred Collateral and Counter-guarantees	4,097	4,211
-With "B" Preferred Collateral and Counter-guarantees	4,418	3,663
- Without Preferred Collateral nor Counter-guarantees	663,165	334,298

High Risk	371,498	494,088
-With "A" Preferred Collateral and Counter-guarantees	10,306	13,903
-With "B" Preferred Collateral and Counter-guarantees	14,040	66,647
- Without Preferred Collateral nor Counter-guarantees	347,152	413,538

Uncollectible	709,300	915,973
-With "A" Preferred Collateral and Counter-guarantees	33,611	39,607
-With "B" Preferred Collateral and Counter-guarantees	157,229	193,527
- Without Preferred Collateral nor Counter-guarantees	518,460	682,839

Uncollectible classified as such under regulatory requirements	-	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

TOTAL CONSUMER AND HOUSING PORTFOLIO	77,017,905	82,232,104
TOTAL GENERAL(1)	121,876,582	130,135,593

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

Loans and other financing	113,117,998	119,701,850
Other debt securities	59,238,993	46,609,065
Computable items out of balance	(50,480,409)	(36,175,322)
Plus allowances	8,164,372	8,834,300
Plus IFRS adjusments non computable for DCS	596,803	746,497
Less non deductible ítems for DCS	(2,623)	(3,812)
Less Debt securities measured at amortized cost	(59,238,961)	(45,752,307)
Total	121,876,582	130,135,593

(1) Conciliation with Statement of Financial Position:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2021 and December 31, 2020 the concentration of leans and other financing are the following:

	Loans and other financing
	03/31/2021		12/31/2020
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	12,554,073	10.2%	12,788,993	9.8%
50 following largest customers	17,406,244	14.2%	18,116,430	13.9%
100 following largest customers	10,858,153	8.9%	11,450,393	8.8%
Rest of customers	81,058,112	66.7%	87,779,777	67.5%
TOTAL	121,876,582	100.0%	130,135,593	100.0%

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2021 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	103,767	2,881	4,321	8,638	9,332	-	128,939
Financial Sector	-	160	3,666	2,794	84	-	-	6,704
Non-financial private sector and residents abroad	15,959,239	45,305,654	21,169,164	21,703,756	22,552,308	26,383,975	94,176,706	247,250,802
TOTAL	15,959,239	45,409,581	21,175,711	21,710,871	22,561,030	26,393,307	94,176,706	247,386,445

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of March 31, 2021 and December 31, 2020, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	Accumulated	Disposals	Of the period	At the end of the period	03/31/2021	12/31/2020
Cost model
Furniture and facilities	1,716,285	10	13,924	(15,702)	(1,393,460)	28,266	(26,011)	(1,391,205)	323,302	322,825
Machinery and equipment	5,745,487	-	15,614	(166,769)	(4,820,886)	143,379	(92,424)	(4,769,931)	824,401	924,601
Vehicles	294,651	5	12,386	(28,923)	(135,670)	28,436	(13,936)	(121,170)	156,944	158,981
Right of Use of Leased Properties	2,425,018	50	126,355	(132,240)	(1,06 9,411)	132,195	(216,230)	(1,153,446)	1,265,687	1,355,607
Construction in progress	721,086	-	41,541	(51)	-	-	-	-	762,576	721,086
Revaluation model
Land and Buildings	4,752,388	50	82	(1,990)	(211,721)	2,008	(25,947)	(235,660)	4,514,820	4,540,667
Total	15,654,915		209,902	(345,675)	(7,631,148)	334,284	(374,548)	(7,671,412)	7,847,730	8,023,767

The movements in investment properties as of March 31, 2021 and December 31, 2020 are as follows:

	At the beginning of	Useful		Net carrying
Item	the year	life	Disposals*	03/31/2021	12/31/2020
Measurement at fair value
Rent building	6,774,855	50	(1,334)	6,773,521	6,774,855
Total	6,774,855		(1,334)	6,773,521	6,774,855

    *Related to transfers

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of March 31, 2021 and December 31, 2020 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	03/31/2021	12/31/2020
Measurement at cost
Goodwill	4,111,416	-	-	-	-	-	-	-	4,111,416	4,111,416
Brands	225,905	-	-	-	-	-	-	-	225,905	225,905
Other intangible assets	6,587,736	-	186,290	(5,962)	(3,263,982)	171	(340,744)	(3,604,555)	3,163,509	3,323,754
TOTAL	10,925,057	-	186,290	(5,962)	(3,263,982)	171	(340,744)	(3,604,555)	7,500,830	7,661,075

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2021 and December 31, 2020 the concentration of deposits are the following:

	Deposits
	03/31/2021		12/31/2020
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	70,130,949	32.7%	55,412,615	27.5%
50 following largest customers	40,326,986	18.8%	33,696,094	16.7%
100 following largest customers	11,309,865	5.3%	10,686,175	5.3%
Rest of customers	92,916,491	43.3%	101,986,029	50.5%
TOTAL	214,684,291	100.0%	201,780,913	100.0%

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of March 31, 2021:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	12,050,058	1,532,958	193,448	244,605	-	-	14,021,069
Financial sector	23,788	-	-	-	-	-	23,788
Non-financial private sector and residents abroad	177,990,800	22,661,288	3,595,897	191,332	1,566	-	204,440,883
Liabilities at fair value through profit and loss	1,009,112	-	-	-	-	-	1,009,112
Other financial liabilities	9,990,260	142,275	209,268	384,599	358,741	508,568	11,593,711
Financing received from the Argentine Central Bank and other financial institutions	238,169	5,942,517	118,304	361,794	188,933	21,141	6,870,858
Negotiable Debt securities	-	3,202,376	213,896	1,119,193	1,131,730	-	5,667,195
Subordinated debt securities	-	43,513	-	1,280,605	-	-	1,324,118
TOTAL	201,302,187	33,524,927	4,330,813	3,582,128	1,680,970	529,709	244,950,734

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2021 and December 31, 2020:

	As of March 31,	As of March 31, 2021 (per currency)				As of December 31,
Items	2021	Dollar	Euro	Real	Others	2020
ASSETS
Cash and Due from Banks	22,602,417	21,242,743	995,532	15,325	348,817	23,040,421
Debt securities at fair value through profit or loss	2,438,359	2,438,359	-	-	-	2,085,396
Derivatives	707	707	-	-	-	598
Other financial assets	1,296,253	1,296,138	115	-	-	1,280,879
Loans and other financing	17,493,261	17,491,175	1,622	-	464	17,193,885
Other Debt Securities	3,594,117	3,594,117	-	-	-	5,422,492
Financial assets pledged as collateral	1,678,903	1,678,903	-	-	-	592,487
Other non-financial assets	126,590	126,590	-	-	-	271,922
TOTAL ASSETS	49,230,607	47,868,732	997,269	15,325	349,281	49,888,080

LIABILITIES
Deposits	27,993,699	27,518,630	475,069	-	-	28,463,467
Non-financial public sector	987,860	987,703	157	-	-	1,020,509
Financial sector	883	883	-	-	-	2,323
Non-financial private sector and foreign residents	27,004,956	26,530,044	474,912	-	-	27,440,635
Other financial liabilities	3,211,223	2,869,300	332,135	13	9,775	2,686,170
Financing received from the Argentine Central Bank and other financial institutions	5,667,463	5,667,463	-	-	-	5,873,701
Negotiable Debt securities	2,104,181	2,104,181	-	-	-	2,488,193
Subordinated debt securities	1,268,094	1,268,094	-	-	-	1,288,192
Other non-financial liabilities	343,397	343,396	-	-	1	429,237
TOTAL LIABILITIES	40,588,057	39,771,064	807,204	13	9,776	41,228,960

NET POSITION	8,642,550	8,097,668	190,065	15,312	339,505	8,659,120

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of March 31, 2021 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	45,645	1,472	-	-	(5,403)	41,714
Loans and other financing	8,834,300	42,613	(76,156)	421,139	(1,057,524)	8,164,372
Other financial entities	-	873	-	71	(107)	837
Non-financial private sector and residents abroad	8,834,300	41,740	(76,156)	421,068	(1,057,417)	8,163,535
Overdrafts	276,312	5,312	(4,939)	3,472	(32,127)	248,030
Documents	596,707	(10,084)	(58,794)	(10,476)	(59,328)	458,025
Mortgages	390,404	5,320	(15,924)	96,610	(54,633)	421,777
Pledge loans	220,821	6,916	(5,948)	36,428	(29,612)	228,605
Personal Loans	1,642,902	26,588	104,106	94,702	(214,249)	1,654,049
Credit cards	1,530,270	(7,925)	(98,010)	386,309	(207,637)	1,603,007
Financial lease	285,727	(83,033)	4,880	9,925	(24,941)	192,558
Others	3,891,157	98,646	(1,527)	(195,902)	(434,890)	3,357,484
Other debt securities	84	-	-	-	(10)	74
Eventual commitments	9,752	4,290	-	-	(1,610)	12,432
TOTAL PROVISIONS	8,889,781	48,375	(76,156)	421,139	(1,064,547)	8,218,592

Separate Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2021, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2021	12/31/2020
ASSETS
Cash and due from banks	4.1 and 9	71,094	81,511
Cash		4	5
Financial institutions and correspondents		71,090	81,506
Other local and financial institutions		71,090	81,506
Other financial assets	4.2, 7 and 9	277,759	358,996
Other debt securities	4.3 and A	707,990	848,982
Current income tax assets	7	26,880	34,161
Investments in equity instruments		29,890	22,539
Investment in subsidiaries, associates and joint ventures	3 and 4.4	35,038,885	35,177,946
Property, plant and equipment	4.5 and F	2,375	2,637
Intangible Assets	4.6 and G	4,683,069	4,700,353
Deferred income tax assets	7	67,163	52,984
Other Non-financial assets	4.7 and 7	127,887	157,561
TOTAL ASSETS		41,032,992	41,437,670

LIABILITIES
Other Non-Financial Liabilities	4.8 and 7	301,477	392,232
TOTAL LIABILITIES		301,477	392,232

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Capital adjustments		3,412,264	3,412,264
Paid in capital		32,596,148	32,596,148
Earnings Reserved		3,598,859	-
Other comprehensive income		478,239	739,297
Net Income for the period		189,283	3,841,007
TOTAL SHAREHOLDERS' EQUITY		40,731,515	41,045,438
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		41,032,992	41,437,670

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes	03/31/2021	03/31/2020
Interest income	4.9	68,435	7
Interest expenses	4.10	-	(51,451)
Net interest income		68,435	(51,444)
Net income from financial instruments at fair value through profit or loss	4.11	6,259	145,398
Exchange rate difference on gold and foreign currency		5,906	6,768
NIFFI And Exchange Rate Differences		12,165	152,166
Subtotal		80,600	100,722
Other operating income	4.12	89,708	69,189
Result from exposure to changes in the purchasing power of the currency		(132,105)	(38,051)
Net operating income		38,203	131,860
Personnel expenses	4.13	13,920	36,788
Administration expenses	4.14	43,403	60,336
Depreciation and impairment of non-financial assets		17,546	17,546
Other operating expenses	4.15	4,241	6,551
Operating income		(40,907)	10,639
Profit of subsidiaries and associates	4.16	243,163	645,396
Income before taxes		202,256	656,035
Income tax		12,973	9,299
Net income of the period		189,283	646,736

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

Item	03/31/2021	03/31/2020
NUMERATOR
Net income for the period attributable to owners of the parent company	189,283	646,736
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	189,283	646,736

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722

Basic Income per share	0.41	1.42
Diluted Income per share	0.41	1.42

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
Net income from the period	189,283	646,736
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(446,455)	(68,742)
Total Other Comprehensive Income not to be reclassified to profit or loss	(446,455)	(68,742)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	(81,438)	-
Income tax	24,687	-
Total Other Comprehensive Loss to be reclassified to profit or loss	(56,751)	-
Total Other Comprehensive Income	(503,206)	(68,742)
Total Comprehensive Income	(313,923)	577,994
Total comprehensive income attributable to parent company	(313,923)	577,994

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2020	456,722	3,412,264	32,596,148	-	-	3,854,079	739,232	(13,007)	41,045,438
Adjustment to prior year income	-	-	-	-	-	(255,220)	242,149	13,071	-
Balance at December 31, 2020	456,722	3,412,264	32,596,148	-	-	3,598,859	981,381	64	41,045,438
Net Income for the period	-	-	-	-	-	189,283	-	-	189,283
Other comprehensive income for the period	-	-	-	-	-	-	(446,455)	(56,751)	(503,206)
Balance at March 31, 2021	456,722	3,412,264	32,596,148	-	-	3,788,142	534,926	(56,687)	40,731,515

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balance at December 31, 2019	456,722	3,412,265	37,585,834	216,082	15,870,057	(20,477,104)	125,120	7,763	37,196,739
Net Income for the period	-	-	-	-	-	646,736	-	-	646,736
Other comprehensive income for the period	-	-	-	-	-	-	-	(68,742)	(68,742)
Balance at March 31, 2020	456,722	3,412,265	37,585,834	216,082	15,870,057	(19,830,368)	125,120	(60,979)	37,774,733

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	202,256	656,035

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(243,163)	(645,396)
Depreciation and impairment	17,546	17,546
Exchange rate difference on gold and foreign currency	(5,906)	(6,768)
Interests from loans and other financing	(68,435)	(7)
Interests from deposits and financing receivables	-	51,451
Result from exposure to changes in the purchasing power of the currency	132,105	38,051
Net income from financial instruments at fair value through profit or loss	(6,259)	(145,398)

(Increases) / decreases from operating assets:
Other debt securities	131,145	(250,375)
Other assets	32,674	(111,103)

Increases / (decreases) from operating liabilities:
Other liabilities	(90,757)	(74,334)
Income Tax paid	-	(47,994)

Net cash provided by / (used in) operating activities (A)	101,206	(518,292)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of liability or equity instruments issued by other entities	(4,248)	-
Purchase of investments in subsidiaries	(64,231)	(196,775)

Collections:
Dividends collected	-	271,033

Net cash used in investing activities (B)	(68,479)	74,258

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used in financing activities (C)	-	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(75,397)	51,020

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(42,670)	(393,014)
Cash and cash equivalents at the beginning of the year (NOTE 9)	438,940	1,292,886
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(50,802)	(82,303)
Cash and cash equivalents at the end of the year (NOTE 9)	345,468	817,569

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the three-month period ended on March 31, 2021 was passed by the Board of the Company over the course of its meeting held on May 27, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)        Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)       Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.2.4.

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2.	Measuring unit– IAS 29 (Financial reporting in hyperinflationary economies

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of March 31, 2021.

1.2.3.	Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2020 and March 31, 2020, which had been prepared in accordance with standards applicable in fiscal year 2020, is presented, exclusively for comparative purposes pursuant to standards in force as of March 31, 2021.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2020 and December 31, 2020 in order to record them in homogeneous currency.
(ii)	Recognition of an Adjustment to prior year income of 255,220 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021. For comparative purposes, balances were adjusted as of March 31, 2020.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2021:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

(b)	Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period. Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, 2020 the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that this modification does not have a significant impact on its financial statements.

(d)	Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The Group considers that this modification does not have a significant impact on its financial statements.

1.3.	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2020.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on March 31, 2021 and December 31, 2020:

Portfolio of instruments at 03/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets
- Other Debt securities	707,990	-	-
- Other financial assets	277,759	-	-
Total Assets	985,749	-	-

Portfolio of instruments at 12/31/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	358,996	-	-
Total Assets	358,996	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2021 and December 31, 2020:

Other Financial Instruments as of 03/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	71,094	71,094	71,094	-	-
Total Assests	71,094	71,094	71,094	-	-

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	81,511	81,511	81,511	-	-
Total Assests	81,511	81,511	81,511	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

			Market		Issuers’ last Financial Statements
Subsidiary		Class	Value/Nom inal	Number	Main Activity	Capital Stock	Shareholder s’ equity	Book value at 03.31.2021	Book value at 12.31.2020
Banco Supervielle S.A.		Ord.	1	805.533.007	Commercial Bank	829,564	31,721,943	30,775,482	31,097,842
Cordial Compañía Financiera S.A.		Ord.	1	12.847.878	Financial Company	256,957	3,100,634	155,013	163,890
Sofital S.A.F.e.I.I.		Ord.	1	20.854.642	Financial operations and administration of securities	21,544	1,469,762	980,512	980,652
Tarjeta Automática S.A.		Ord.	1	397.091.618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	197,017	172,390	227,752
Supervielle Asset Management S.A.		Ord.	1	1.407.277	Mutual Fund Management	1,407	496,980	472,132	397,511
Espacio Cordial de Servicios S.A.		Ord.	1.000	1.340	Trading of products and services	1,340	322,208	270,764	288,292
Supervielle Seguros S.A.		Ord.	1	1.393.391	Insurance company	14,667	1,226,926	1,176,607	1,049,803
FF Fintech SUPV I		-	-	655.000	Financial Trust		86,494	116,918	98,665
Micro Lending S.A.U.		Ord.	1	362.000.000	Financing investments	362,000	151,258	153,720	151,127
Invertir Online	InvertirOnline S.A.U	Ord.	2.400	2.400	Settlement and Clearing Agent	240	477,885	498,978	459,586
	InvertirOnline.Com Argentina S.A.U	Ord.	80.451.077	80.451.077	Representations	805	21,532
Supervielle Productores Asesores de Seguros S.A.		Ord.	1	30.095.000	Insurance Broker	31,555	7,327	6,979	14,642
Bolsillo Digital S.A.U		Ord.	1	97.100.000	Computer Services	97,700	85,380	85,380	65,409
Futuros del Sur S.A.		Ord.	1,000	55.027	Settlement and Clearing Agent	55,027	165,584	165,584	173,387
Easy Cambio S.A.		Ord.	3,000	1.500	Services and exchange agency	4,500	8,427	8,426	9,388
Total investments in subsidiaries, associates and joint ventures								35,038,885	35,177,946

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	03/31/2021	12/31/2020
4.1 Cash and due from banks	4	5
Cash	71,090	81,506
Financial institutions and correspondents	71,094	81,511

4.2 Other financial assets
Mutual funds investments	274,374	357,429
Miscellaneous Debtors	3,385	1,567
	277,759	358,996
4.3 Other debt securities
Public securities	707,990	848,982
	707,990	848,982
4.4 Investments in subsidiaries, associates and joint ventures
Banco Supervielle S.A.	30,775,482	31,097,842
Cordial Compañía Financiera S.A.	155,013	163,890
Sofital S.A.F. e I.I.	980,512	980,652
Tarjeta Automática S.A.	172,390	227,752
Supervielle Asset Management S.A.	472,132	397,511
Espacio Cordial de Servicios S.A.	270,764	288,292
Supervielle Seguros S.A.	1,176,607	1,049,803
FF Fintech SUPV I	116,918	98,665
Micro Lending S.A.U	153,720	151,127
Invertir Online S.A.U e invertir Online.com Argentina	498,978	459,586
Supervielle Broker de Seguros S.A.	6,979	14,642
Bolsillo Digital S.A.U.	85,380	65,409
Futuros del Sur S.A.	165,584	173,387
Easy Cambio S.A.	8,426	9,388
	35,038,885	35,177,946
4.5 Property, plant and equipment
Vehicles	2,375	2,637
	2,375	2,637
4.6 Intangible Assets
Goodwill – Businness combination	3,786,346	3,786,346
Relations with clients	649,720	662,135
Brand	225,905	225,905
Proprietary Software & Technology	21,098	25,967
	4,683,069	4,700,353
4.7 Other non-financial assets
Overdrafts to employees	344	2,608
Retirement insurance	80,898	154,953
Other non-financial assets	46,645	-
	127,887	157,561

4.8 Other non-financial liabilities
Compensation and social charges payable	14,555	18,673
Miscellaneous creditors	286,922	293,722
Provision for long-term incentive	-	79,837
	301,477	392,232

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
4.9 Interest income
Earned interests	107	7
Profit by government securities measure at amortized cost	68,328	-
	68,435	7

4.10 Interest expenses
Profit by government securities measure at amortized cost	-	(51,451)
	-	(51,451)

4.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	-	48,752
Income from Holding – MF	-	84,606
Income from Holding –Government Securities	6,259	12,040
	6,259	145,398

4.12 Other operating income
Subsidiaries’ advisory fees	63,438	60,458
Royalties	348	375
Other income	15,374	8,356
Revaluation of retirement insurance contributions	10,548	-
	89,708	69,189

4.13 Personnel expenses
Personnel expenses	13,920	36,788
	13,920	36,788

4.14 Administration expenses
Bank expenses	160	291
Professional fees	10,467	10,175
Fees to directors and syndics	25,420	31,608
Taxes, rates and contributions	862	3,129
Insurance	100	408
Expenses and office services	2,321	2,666
Other expenses	4,073	12,059
	43,403	60,336

4.15 Other operating expenses
Turnover tax from Service Activities	3,716	3,485
Turnover tax from Financial Activities	525	3,066
	4,241	6,551

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2021	03/31/2020
4.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	124,094	521,724
Results from equity investment in Cordial Compañía Financiera S.A.	(8,877)	(10,664)
Results from equity investment in Tarjeta Automática S.A.	(55,362)	(56,754)
Results from equity investment in Supervielle Asset Management S.A.	74,621	59,897
Results from equity investment in Espacio Cordial de Servicios S.A.	(17,528)	2,050
Results from equity investment in Supervielle Seguros S.A.	126,804	122,032
Results from equity investment in Sofital S.A.F. e I.I.	(140)	20,571
Results from equity investment in Micro Lending S.A.U.	2,593	(56,527)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	39,392	46,078
Results from equity investment in FF Fintech S.A.	(16,978)	(2,143)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(7,663)	126
Results from equity investment in Bolsillo Digital S.A.U.	(9,029)	(1,207)
Results from equity investment in Futuros del Sur S.A.	(7,803)	213
Results from equity investment in Easy Cambio S.A.	(961)	-
	243,163	645,396

5.	RESTRICTED ASSETS

As of March 31, 2021 and December 31, 2020, the Group does not hold restricted assets.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of March 31, 2020 and December 31, 2020 , corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				03/31/2021	12/31/2020	03/31/2021	12/31/2020
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.20%	95.20%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 03/31/20 and 12/31/20.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U. of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share. In addition, As resolved by the Board of Directors on December 2, 2020, Grupo Supervielle S.A. subscribed, on December 18, 2020, 9,233,052 ordinary, book-entry shares, with a par value of $ 1 each and with the right to one vote per share of Play Digital S.A. at a total price of $ 10,471,188.

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share. As of March 31, 2021, the participation of Grupo Supervielle S.A. in Play Digital it amounts to 3.487% of the share capital and votes.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle SA made a contribution to Bolsillo Digital SAU for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

The following describes Controlled Companies’ shareholders’ equity and results:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of March 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	285,076,741	253,199,766	31,721,943	115,266
Cordial Compañía Financiera S.A.	13,406,110	10,305,476	3,100,634	(177,165)
Tarjeta Automática S.A.	302,433	105,416	197,017	(63,272)
Supervielle Asset Management S.A.	700,149	203,169	496,980	78,643
Sofital S.A. F. e I.I.	1,474,142	4,380	1,469,762	13,535
Espacio Cordial de Servicios S.A.	479,682	157,474	322,208	(14,920)
Micro Lending S.A.U.	268,714	117,456	151,258	1,908
InvertirOnline.Com Argentina S.A.U. (2)	46,342	24,810	21,532	2,248
InvertirOnline S.A.U.	8,139,454	7,661,569	477,885	39,222
Supervielle Seguros S.A. (3)	2,308,552	1,081,626	1,226,926	329,030
Supervielle Productores Asesores de Seguros S.A.	50,432	43,105	7,327	(8,046)
Bolsillo Digital S.A.U.	112,355	26,975	85,380	(9,134)
Futuros del Sur S.A.	214,733	49,149	165,584	(7,833)
Easy Cambio S.A.	11,819	3,392	8,427	(938)

(1)     The net equity and the net result attributable to the owners of the parent company are reported.

(2)     Corresponds to the Financial Statement of InvertirOnline S.A.U. as of December 31, 2020

(3)     The result is reported for nine months.

As of December 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	272,727,279	240,509,799	32,053,590	2,497,782
Cordial Compañía Financiera S.A.	12,127,013	8,849,214	3,277,799	(709,826)
Tarjeta Automática S.A.	427,803	167,514	260,289	(262,103)
Supervielle Asset Management S.A.	628,251	209,914	418,337	352,640
Sofital S.A. F. e I.I.	1,473,901	5,186	1,468,715	166,275
Espacio Cordial de Servicios S.A.	623,456	286,328	337,128	(50,017)
Micro Lending S.A.U.	274,344	124,993	149,351	(6)
InvertirOnline.Com Argentina S.A.U.	46,342	24,810	21,532	2,248
InvertirOnline S.A.U.	6,964,822	6,526,159	438,663	90,717
Supervielle Seguros S.A. (2)	2,132,090	1,025,026	1,107,064	214,871
Supervielle Productores Asesores de Seguros S.A.	42,590	27,216	15,374	(29,712)
Bolsillo Digital S.A.U.	96,634	31,120	65,514	(26,624)
Futuros del Sur S.A.	227,048	53,632	173,416	96,766
Easy Cambio S.A.	15,800	6,436	9,364	(888)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)	The result is reported for six months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of March 31, 2021 and December 31,2020 balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2021	12/31/2020
Cash and due from banks
Banco Supervielle S.A.	3,172	1,612
InvertirOnline S.A.U. Cta. Cte.	57,929	77,579
	61,101	79,191

Other financial assets
Cordial Compañía Financiera S.A.	2,930	1,382
Tarjeta Automática S.A.	53	41
Espacio Cordial De Servicios S.A.	401	144
	3,384	1,567

Liabilities
Other non financial liabilities
Provisions - Banco Supervielle S.A.	216	87
	216	87

As of March 31, 2021 and 2020, results with Grupo Supervielle S.A‘s controlled are as follows:

	03/31/2021	03/31/2020
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	(1)	(7)
Interest on paid account– IOL	(106)	-
	(107)	(7)

Other operating income
Banco Supervielle S.A.	58,236	55,494
Sofital S.A.F. e I.I.	47	46
Supervielle Asset Management S.A.	470	448
Tarjeta Automática S.A.	138	132
Cordial Compañía Financiera S.A.	4,660	4,443
Espacio Cordial de Servicios S.A.	235	270
	63,786	60,833
Administrative expenses
Bank expenses – Banco Supervielle S.A.	71	225
Rent – Banco Supervielle S.A.	1,524	2,087
Legal and accounting consultancy services	188	176
Fees for market operations - InvertirOnline S.A.U.	3	897
	1,786	3,385

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera	-	48,752
	-	48,752

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non- financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	277,759	26,880	67,212	-	301,477
2nd. Quarter	-	-	20,225	-	-
3rd. Quarter	-	-	20,225	-	-
4th. Quarter	-	-	20,225	-	-
Over a year	-	-	-	67,163	-
Subtotal to mature:	277,759	26,880	127,887	67,163	301,477
Matured term	-	-	-	-	-
Total	277,759	26,880	127,887	67,163	301,477
At fixed rate	-	-	-	-	-
At floating rate	274,374	-	-	-	-
Not accrue interest	3,385	26,880	127,887	67,163	301,477
Total	277,759	26,880	127,887	67,163	301,477

8.	CAPITAL STOCK

As of March 31, 2021, and 2020 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2021	456,722
Capital stock as of 03/31/2020	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

9.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and due from banks	71,094	81,511	13,033	183,758
Other financial assets	274,374	357,429	804,536	1,109,128
Cash and cash equivalents	345,468	438,940	817,569	1,292,886

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2021	12/31/2020	03/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	71,094	81,511	13,033	183,758
As per the Statement of Cash Flows	71,094	81,511	13,033	183,758
Other financial assets
As per Statement of Financial Position	277,759	358,996	809,854	1,110,420
Other financial assets not considered as cash equivalents	(3,385)	(1,567)	(5,318)	(1,292)
Total	274,374	357,429	804,536	1,109,128

10.	SUBSEQUENT EVENTS

There are no events or operations that occurred after April 27, 2021 the General Ordinary and Extraordinary Shareholders' Meeting approved the following distribution of the profit for the year 2020:

•	Optional reserve for future dividends: 341,000 (*)
•	Optional reserve: 2,718,768 (*)
•	Legal reserve 352,343 (*)

(*) Values expressed in currency of 12.31.2020

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 03/31/21	Balance at 12/31/20
Argentine

Argentine National Bonus T2V1	100,740	146,076
Argentine National Bonus TV22	607,250	702,906
Total other debt securities	707,990	848,982
Total	707,990	848,982

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	03/31/2021	12/31/2020
Vehicles	5,237	-	-	5,237	(2,600)	5	-	(262)	(2,862)	2,375	2,637
Total	5,237	-	-	5,237	(2,600)		-	(262)	(2,862)	2,375	2,637

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	03/31/2021	12/31/2020
Goodwill	3,786,346	-	-	3,786,346	-	-	-		-	3,786,346	3,786,346
Relations with clients	794,562	-	-	794,562	(132,427)	16	-	(12,415)	(144,842)	649,720	662,135
Brand	225,905	-	-	225,905	-	-	-		-	225,905	225,905
Proprietary Software & Technology	77,899	-	-	77,899	(51,932)	4	-	(4,869)	(56,801)	21,098	25,967
Total	4,884,712	-	-	4,884,712	(184,359)		-	(17,284)	(201,643)	4,683,069	4,700,353

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As 03/31/2021	As of March 31, 2021 (per currency)	As of 12/31/2020
ASSETS			Dollar
Cash and Due from Banks	68,840	68,840	68,840	74,523
Other financial assets	267,386	267,386	267,386	280,833
Other non-financial assets	80,898	80,898	80,898	154,954
TOTAL ASSETS	417,124	417,124	417,124	510,310

LIABILITIES
Other non-financial liabilities	276,530	276,530	276,530	362,332
TOTAL LIABILITIES	276,530	276,530	276,530	362,332

NET POSITION	140,594	140,594	140,594	147,978

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2021

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on March 31, 2021, yields a profit of 189,283, which represents a return on average net worth of 1.8%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2021, the General Ordinary and Extraordinary Shareholders' Meeting approved the following distribution of the results of the 2020 fiscal year:

•	Optional reserve for future dividends: 341,000 (*)
•	Optional reserve: 2,718,768 (*)
•	Legal reserve 352,343 (*)

(*) Values expressed in currency of 12.31.2020

Grupo Supervielle S.A. is the parent company of the economic group and As of March 31, 2021 and December 31, 2020, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	03/31/2021	12/31/2020
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%
Easy Cambio S.A.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2021

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. is a private equity bank founded by the Supervielle family, and has a history of 133 years in the Argentine financial system and a leading competitive position in certain market segments that are strategic for the company. Banco Supervielle's philosophy focuses on agility as a key part of its work culture, putting the client at the center of all its actions through the generation of profitable value propositions and promoting digital adoption. It is the main subsidiary of Grupo Supervielle. Since May 2016, the Group's shares have been listed on Byma and on the NYSE. As of December 31, 2020, its infrastructure supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment, sales and collection points; 79 points of sale of Iudú Compañía Financiera located in Walmart supermarkets, 457 ATMs, 221 self-service terminals and 256 express boxes with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers, 5 MILA branches for customer support, completing the network with points of sale through 579 related agencies. Likewise, Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through Grupo Supervielle's digital attackers platforms to clients located throughout the country. As of March 31, 2021, the Bank records 285,076,741 worth assets and shareholders’ equity attributable to parent company of 31,721,943. Net income recorded in the three months period ended on March 31, 2021 amounted to 115,266 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of March 31, 2021, recorded negative results of 177,165. On November 2, 2020, the Extraordinary Assembly of Cordial Compañía Financiera S.A. resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No. 3/2021 of the B.C.R.A., no objections were made to the aforementioned change of company name. On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on March 31, 2021, recorded negative results of 63,272. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of March 31, 2021, earnings amounted to 78,643.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of March 31, 2021, earnings amounted to 13,535.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of March 31, 2021, recorded negative results of 14,920.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,226,926 and assets for 2,308,552. As of March 31, 2021, earnings amounted to 329,030.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of March 31, 2021, recorded negative results of 1,908.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of March 31, 2021 InvertirOnline S.A.U obtained earnings of 39,222 and InvertirOnline.Com Argentina S.A.U. it presented a profit of 2.248 as December 31,2020.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of March 31, 2021, recorded a negative result of 9,134.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of March 31, 2021, presented a profit of 8,046.

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2021

(in thousands of pesos)

Brief description of Related Companies

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of March 31, 2021, it presented a negative result of 8,046.

Easy Cambio S.A. is a society that provides home and exchange agency services. As of March 31, 2021, it obtained positive results for 938.

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	03/31/2021	12/31/2020	12/31/2019
Total Assets	293,267,961	282,290,761	229,777,921
Total Liabilities	252,503,987	241,212,524	192,551,560
Changes in Shareholders’ Equity	40,763,974	41,078,237	37,226,361
Total Liabilities plus Changes in Shareholders’ Equity	293,267,961	282,290,761	229,777,921

Income Statement	03/31/2021	03/31/2020	03/31/2019
Net income from interest	8,110,300	10,028,327	2,701,926
Net income from commissions	2,552,309	2,939,864	3,167,963
Net income before income tax	159,321	1,136,904	(901,187)
Total comprehensive income attributable to owners of the parent company - Earnings	(313,923)	577,994	(1,932,948)

Consolidated Cash Flow Statement	03/31/2021	03/31/2020	03/31/2019
Total operating activities	1,496,917	13,633,903	29,004,972
Total investment activities	(257,819)	(124,958)	(478,052)
Total financing activities	(2,912,680)	(6,404,842)	(753,906)
Effect of changes in exchange rate	4,723,591	4,573,200	19,160,726
Net increase in cash and cash equivalents	3,050,009	11,677,303	46,933,740

Grupo Supervielle S.A.

Informative Review as of march 31, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2020	12/31/2020	12/31/2019
Liquidity	19.57%	22.09%	31.45%
- Cash and cash equivalents (*1)	42,020,075	44,578,598	43,045,758
- Deposits	214,684,291	201,780,913	136,872,131

Solvency	16.14%	17.03%	19.33%
- Shareholders Equity	40,763,974	41,078,237	37,226,361
- Total Liabilities	252,503,987	241,212,524	192,551,560

Immobilization of Capital	9.26%	9.73%	10.08%
-Immobilized Assets (*2)	27,157,199	27,480,034	23,160,483
-Total Assets	293,267,961	282,290,761	229,777,921

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of March 31, 2021

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	the investment in financial entities and in the insurance company accounts for 80,5% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	125,5% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 7, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer